Exhibit 99.4

Execution Version

LIMITED GUARANTEE

OF

SIR JAMES ARTHUR RATCLIFFE

This Limited Guarantee, dated as of December 24, 2023 (this “Limited Guarantee”), is being entered into by Sir James Arthur Ratcliffe (the “Guarantor”) in favor of Manchester United plc (the “Company”) and the sellers of certain Class B ordinary shares of the Company party to the Transaction Agreement (as defined below) (the “Sellers”, and, together with the Company, the “Guaranteed Parties” and each, a “Guaranteed Party”) in connection with the proposed (i) purchase by Trawlers Limited (the “Buyer”) of up to 13,237,834 Class A ordinary shares of the Company pursuant to a cash tender offer, (ii) acquisition by the Buyer of 25% of the Class B ordinary shares of the Company, (iii) subscription by the Buyer for certain Class A and Class B ordinary shares of the Company for an aggregate subscription price of $200 million and (iv) subscription by the Buyer for certain Class A and Class B ordinary shares of the Company for an aggregate subscription price of $100 million (collectively, the “Investment”). Reference is made to the proposed form of the transaction agreement between the Buyer and the Guaranteed Parties in respect of the Investment (as may be amended from time to time, the “Transaction Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Transaction Agreement.

1.            Limited Guarantee. To induce the Guaranteed Parties to enter into the Transaction Agreement, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Parties, subject to the terms and conditions set forth herein, the due, complete and punctual payment, observance, performance and discharge of the payment obligations of Buyer with respect to (i) the Purchaser Termination Fee, if, when, and as due, pursuant to Section 9.03(b) of the Transaction Agreement, (ii) the Other Regulatory Termination Fee, if, when, and as due, pursuant to Section 9.03(c) of the Transaction Agreement (together with the Purchaser Termination Fee, the “Buyer Fee Obligations”), (iii) the Enforcement Costs, if, when, and as due pursuant to Section 9.03(e) of the Transaction Agreement (the “Enforcement Expense Obligation” and with the Buyer Fee Obligations, the “Fee Obligations”), and (iv) all amounts payable (and solely to the extent payable pursuant to a final arbitral decision or order of a court of competent jurisdiction) as damages as a result of Fraud or any intentional and willful breach by the Buyer of the Transaction Agreement under and in accordance with the terms of the Transaction Agreement, (the “Damages Obligation”). The Fee Obligations and the Damages Obligations are collectively referred to herein as the “Obligations”. In no event shall the Guarantor’s maximum liability under this Limited Guarantee with respect to items (i)-(iii) exceed an amount equal to (A) the Payment Fund, minus (B) the amount of any Obligations actually paid by or on behalf of the Buyer or Guarantor to any of the Guaranteed Parties pursuant to this Limited Guarantee (the “Cap”). The Guaranteed Parties may, in their sole discretion, bring and prosecute a separate Proceeding against the Guarantor for the full amount of the Obligations (subject, in respect of the Fee Obligations, to the Cap), regardless of whether the Proceeding is brought against Buyer, or whether Buyer is joined in any such Proceeding; provided, however, that in no event shall the Guarantor be required to pay any amount under, in respect of, or in connection with the Fee Obligations in excess of the Cap. The parties agree that the Fee Obligations may not be enforced without giving effect to the Cap and the immediately preceding sentence and that the Guaranteed Parties will not seek to enforce the Fee Obligations for an amount in excess of the Cap. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the Guarantor reserves the right to, and each Guaranteed Party covenants and agrees that the Guarantor may, assert any and all defenses to the payment of the Obligations that Buyer may have under the Transaction Agreement. Each Guaranteed Party hereby agrees that the Guarantor shall have no obligation or liability to any Person under this Limited Guarantee or the Transaction Agreement (whether in law, in equity, in contract, in tort or otherwise) other than as expressly set forth herein or under that certain letter agreement dated as of the date hereof between the Guarantor and Buyer, pursuant to which the Guarantor has agreed to make a certain equity contribution to Buyer (the “Equity Commitment Letter”) or the Transaction Agreement; provided, however, that the foregoing is not intended to diminish or otherwise limit in any way the Guaranteed Parties’ rights under the Transaction Agreement, including pursuant to Section 10.02 of the Transaction Agreement. All payments hereunder shall be made in U.S. Dollars in immediately available funds. If Buyer fails to discharge its Obligations when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of such Obligation or operated as a discharge thereof), each Guaranteed Party may at any time and from time to time, at such Guaranteed Party’s option, and so long as Buyer has failed to perform any of its Obligations, take any and all actions available hereunder or under Applicable Law in accordance with the terms of this Limited Guarantee to enforce the obligations of the Guarantor hereunder in respect of such Obligations, subject to the terms of this Limited Guarantee, including in respect of the Fee Obligations, the Cap.

2.            Nature of Limited Guarantee. No Guaranteed Party shall be obligated to file any Proceeding relating to the Obligations in the event that Buyer becomes subject to a bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and the failure of such Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to a Guaranteed Party in respect of any Obligation is rescinded or must otherwise be returned (and is so returned) to the Guarantor (or its designee) for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations (subject to the terms and conditions hereof, including, in respect of the Fee Obligations, the Cap) as if such payment had not been made (but only to the extent of the amount so rescinded or otherwise returned). This Limited Guarantee is an unconditional guarantee of payment and not of collection. Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Equity Commitment Letter. Guarantor’s obligations under this Limited Guarantee are in no way conditioned upon any requirement that a Guaranteed Party proceed first against Buyer before proceeding against Guarantor hereunder, or otherwise exhaust any or all of the Guaranteed Party’s rights against Buyer for any of the Obligations. A Guaranteed Party shall not be obligated to file any claim relating to the Obligations against Buyer, and the failure of a Guaranteed Party to so file shall not affect the obligations of the Guarantor hereunder.

3.            Changes in the Obligations; Certain Waivers.

(a)            The Guarantor agrees that any Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any Obligation, and may also enter into any agreement with Buyer or any other Person interested in the transactions contemplated by the Transaction Agreement for the extension or renewal of the terms of the Transaction Agreement or of any agreement between any Guaranteed Party and Buyer or any such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) any delay or the failure of the Guaranteed Parties to assert any claim or demand or to enforce any right or remedy against Buyer or any other Person interested in the transactions contemplated by the Transaction Agreement; (ii) any change in the time, place or manner of payment of any Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Transaction Agreement or any other agreement (in each case, made in accordance with the terms thereof) evidencing, securing or otherwise executed in connection with any Obligation; (iii) the addition, substitution or release of any entity or other Person now or hereinafter liable with respect to the Obligation or otherwise interested in the transactions contemplated by the Transaction Agreement; (iv) any change in the corporate existence, structure or ownership of Buyer, the Guarantor or any other Person interested in the transactions contemplated by the Transaction Agreement; (v) any voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, winding up, moratorium, receivership, dissolution, assignment for the benefit of the creditors, reorganization, other similar proceeding or other laws of general application relating to or affecting rights of creditors affecting Buyer or any other Person interested in the transactions contemplated by the Transaction Agreement or affecting any of their respective assets; (vi) the existence of any claim, set-off or other right which the Guarantor may have at any time against Buyer or any Guaranteed Party (or the existence of any claim, set-off or other right that Buyer or any Guaranteed Party may have at any time against the Guarantor), whether in connection with any Obligation or otherwise; (vii) the adequacy of any other means the Guaranteed Parties may have of obtaining repayment of any Obligation; or (viii) any lack of validity, regularity, legality or enforceability of the Transaction Agreement, the Equity Commitment Letter or any agreement or instrument related thereto (x) resulting from a breach of any representation, warranty or covenant in the Transaction Agreement by Buyer or (y) pursuant to or in connection with or arising with or arising from, in or under, any bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors commenced against Buyer; provided, however, that notwithstanding the foregoing (but subject to Section 2), the Guarantor shall be fully released and discharged hereunder if the applicable Obligations are paid in full to the Guaranteed Parties in accordance with the Transaction Agreement and this Limited Guarantee. To the fullest extent permitted by Applicable Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any legal requirement which would otherwise require any election of remedies by the Guaranteed Parties. The Guarantor, in relation to the Obligations only, waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligation incurred and all other notices of any kind (other than notices to Buyer pursuant to the Transaction Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar legal requirement now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Person interested in the transactions contemplated by the Transaction Agreement, and all suretyship defenses generally (other than the defenses to the payment of the Obligations that are available to Buyer under the Transaction Agreement or breach by any Guaranteed Party of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Transaction Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(b)            Each Guaranteed Party hereby covenants and agrees that it shall not, directly or indirectly, institute or assert, and shall cause its Affiliates and Subsidiaries not to, directly or indirectly, institute or assert, any Proceeding, whether at law, in equity or otherwise (a “Claim”) arising under, or in connection with the Equity Commitment Letter, this Limited Guarantee or the Transaction Agreement or the transactions contemplated thereby, against the Guarantor or any other Related Party (as defined below), except for Claims that are Non-Prohibited Claims (as defined in the Equity Commitment Letter) against such Person, and the Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any Claims asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms. Notwithstanding anything to the contrary contained in this Limited Guarantee, each Guaranteed Party hereby agrees that to the extent Buyer is relieved (other than by operation of any bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors) of all or any portion of the obligation to pay the Obligations under the Transaction Agreement, the Guarantor shall be similarly relieved of all or such portion of the Obligations under this Limited Guarantee. The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or the Obligations hereunder.

(c)            Subject to the first sentence of Section 1, the Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against any Related Party or any other Person (including Buyer) interested in the transactions contemplated by the Transaction Agreement that arise from the existence, payment, performance, or enforcement of the Guarantor’s Obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Parties against any Related Party or such other Person (including Buyer) whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Related Party or such other Person (including Buyer), directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all amounts payable by the Guarantor under this Limited Guarantee shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of all amounts payable by the Guarantor under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Parties, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Parties in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations, in accordance with the terms of the Transaction Agreement, whether matured or unmatured, or to be held as collateral for the Obligations.

4.            No Waiver; Cumulative Rights. No failure on the part of the Guaranteed Parties to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Parties of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Parties or allowed it by any legal requirement or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Parties at any time or from time to time.

5.      Representations and Warranties.      The Guarantor hereby represents and warrants that:

(a)            the Guarantor has all necessary power and authority to execute, deliver and perform this Limited Guarantee;

(b)            the execution, delivery and performance of this Limited Guarantee by the Guarantor does not and will not (i) violate any rule of law or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any material contract binding on the Guarantor’s assets to which he is a party;

(c)            except for the consents, approvals, authorizations and filings referred to in Section 4.03, Section 5.03 and Annex I of the Transaction Agreement, all consents, approvals or authorizations of, or filings with, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or any other regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d)            this Limited Guarantee has been duly and validly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties, constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except (x) as may be limited by any bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and (y) is subject to general principles of equity, whether considered in a proceeding at law, in equity, in contract, in tort or otherwise; and

(e)            the Guarantor has, and will have, the financial capacity to pay and perform the Obligations under this Limited Guarantee in full for so long as this Limited Guarantee shall remain in effect in accordance with Section 7.

6.            Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (provided that the sender does not receive any “bounce back” or other notification of error in transmission), addressed as follows:

(a)	If to the Guarantor, to:

#####

#####

#####

#####

Attention: Legal

Email: #####

with a copy to (which shall not constitute notice):

Slaughter and May

1 Bunhill Row

London EC1Y 8YY

United Kingdom
Attention: Hywel Davies and Andrew Jolly

Email: ##### and #####

Paul, Weiss, Rifkind, Wharton & Garrison

1285 6th Ave

New York, NY

10019

United States

Attention: Krishna Veeraraghavan and Benjamin Goodchild

Email: ##### and #####

(b)	if to the Guaranteed Parties, to:

MANCHESTER UNITED plc

Sir Matt Busby Way, Old Trafford Manchester, England, M16 0RA

Attention: Patrick Stewart

Email: #####

with a copy to (which shall not constitute notice):

Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester NY 14604

Attention: Mitchell S. Nusbaum

Email: #####

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Justin G. Hamill, Robert M. Katz and Ian Nussbaum

Email:      #####, ##### and #####

7.            Continuing Guarantee. Unless terminated pursuant to this Section 7, this Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor and his successors and assigns and will inure to the benefit of each Guaranteed Party and its successors and permitted assigns until all Obligations have been indefeasibly paid, observed, performed and satisfied in full in cash, and with respect to the Fee Obligations subject to the Cap, by either the Guarantor or Buyer, at which time this Limited Guarantee shall terminate and the Guarantor and his assigns shall have no further obligations under this Limited Guarantee. Notwithstanding the foregoing, this Limited Guarantee, including, without limitation, the Obligations, will terminate and the Guarantor shall have no further obligations under this Limited Guarantee upon the earliest to occur of (i) sixty (60) days after the valid termination of the Transaction Agreement in accordance with its terms ( unless (x) a notice of a claim for payment of any Obligation is presented in writing by a Guaranteed Party to Buyer or the Guarantor or (y) such Guaranteed Party shall have commenced a Proceeding against the Guarantor or Buyer alleging that that the Buyer is liable for payment obligations under the Transaction Agreement or against Guarantor that amounts are due and owning from the Guarantor pursuant to this Limited Guarantee, in each of the cases of clause (x) or (y), on or prior to such sixty (60) day period (in which case, the date of termination of this Limited Guarantee shall be the date such claims are (A) resolved by a final order and all amounts (if any) payable by the Guarantor under this Limited Guarantee in respect of such resolution have been indefeasibly paid, observed, performed and satisfied in full or (Y) resolved as agreed in writing by the parties hereto and all amounts (if any) payable by the Guarantor under this Limited Guarantee in respect of such resolution have been indefeasibly paid, observed, performed and satisfied in full)); (ii) the consummation of the Closing; and (iii) the receipt by the Guaranteed Parties of any amounts that are due and owed to any Guaranteed Party pursuant to this Limited Guarantee. For the avoidance of doubt, any purported termination of the Transaction Agreement that is not, or is later determined not to have been, a valid termination shall not give rise to a termination of this Limited Guarantee pursuant to this Section 7. Notwithstanding the foregoing, in the event that the Guaranteed Parties assert in any Claim (1) that the provisions of Section 1 limiting the Guarantor’s liability in respect of the Fee Obligations to the Cap or the provisions of this Section 7 or Section 8 are illegal, invalid or unenforceable in whole or in part, or (2) any theory of liability against the Guarantor, Buyer or any Related Party with respect to this Limited Guarantee, the Equity Commitment Letter, the Transaction Agreement or any of the transactions contemplated hereby or thereby (other than any Claim that is a Non-Prohibited Claim against such Person), then (A) the obligations of the Guarantor under this Limited Guarantee automatically and immediately become void ab initio, (B) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to such payments from the Guaranteed Parties and (C) neither the Guarantor nor any Related Party shall have any liability to the Guaranteed Parties or any other Person in any way with respect the Transaction Agreement, the Equity Commitment Letter, this Limited Guarantee or to the transactions contemplated thereby or hereby.

8.            No Recourse. Each Guaranteed Party acknowledges the separate organizational existence of Buyer and that, as of the date hereof, Buyer’s sole assets (if any) are a de minimis amount of cash, and that no additional funds are expected to be contributed to Buyer unless and until the Closing occurs. By its acceptance of the benefits of this Limited Guarantee, each Guaranteed Party covenants, acknowledges and agrees that it has no right of recovery against, no recourse shall be had against and no liability, whether personal or otherwise, shall attach to, any Affiliate or Representative of the Guarantor, or any current, former or future equityholder, controlling person, general or limited partner, member, incorporator, Affiliate or Representative of any of the foregoing, or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (in each case other than Buyer, Sellers, the Guaranteed Parties and the Guarantor and their respective successors (if applicable) and permitted assigns, a “Related Party” and together, the “Related Parties”), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership or other corporate entity) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of Buyer against any Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable legal requirement, or otherwise, except, for their rights to recover from the Guarantor under and to the extent provided in this Limited Guarantee, and any Claims that are Non-Prohibited Claims against such Person; it being agreed and acknowledged that no liability, whether personal or otherwise, whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Party for any obligation of the Guarantor under this Limited Guarantee, the Transaction Agreement, the Equity Commitment Letter or any documents or instrument delivered by the Guarantor in connection herewith or therewith or in respect of any transaction contemplated hereby or thereby. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Buyer to the Guaranteed Parties or shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Parties (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Guarantor as expressly set forth herein. Except for Non-Prohibited Claims, recourse against the Guarantor under this Limited Guarantee shall be the sole and exclusive remedy of the Guaranteed Parties and all of its Affiliates and Subsidiaries against the Guarantor in respect of any liabilities or obligations arising under, or in connection with, the Equity Commitment Letter, the Transaction Agreement or the transactions contemplated thereby, and such recourse shall be subject to the limitations described herein and therein. Guarantor hereby covenants and agrees that it shall not, directly or indirectly, institute, and shall cause its Affiliates not to institute, any Claim arising under, or in connection with, the Transaction Agreement, this Limited Guarantee, or, in each case, the transactions contemplated hereby or thereby, against the Guarantor or any of their Affiliates, except for the Non-Prohibited Claims and the Guarantor hereby covenants and agrees that he shall not institute, and shall cause his Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

9.            Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Related Party of the Guarantor (and any Related Party of such Persons) shall be considered a third party beneficiary of the provisions of Section 7 and Section 8.

10.            No Assignment. Neither Guarantor nor any Guaranteed Party may assign or delegate their rights, interests or obligations hereunder (by operation of law, in a change of control transaction or otherwise) to any other Person without the prior written consent of the other party hereto; provided, that no such assignment shall relieve Guarantor of its obligations hereunder. For the avoidance of doubt, no assignee shall, upon valid assignment, be deemed to be a Related Party. Any purported assignment of this Limited Guarantee in contravention of this Section 10 shall be null and void and of no force and effect.

11.            Entire Agreement; Amendments and Waivers. This Limited Guarantee, the Equity Commitment Letter, the Confidentiality Agreement, the Governance Agreement, the Transaction Agreement (including the Exhibits and Schedules thereto), the Ancillary Agreements and each of the documents, instruments and agreements delivered in connection with the Transactions represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Limited Guarantee may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by the Buyer, the Guarantor and the Guaranteed Parties. No waiver by any party of any breach or violation of, or default under, this letter agreement, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this letter agreement will operate as a waiver thereof.

12.            Counterparts; Effectiveness. This Limited Guarantee may be executed in any number of counterparts (including by means of facsimile, DocuSign and electronically transmitted portable document format (.pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument. This Limited Guarantee shall become effective when each party shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Limited Guarantee shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party hereto or to any such agreement shall raise the use of email to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of email as a defense to the formation of a contract, and each such party forever waives any such defense.

13.            Confidentiality. This Limited Guarantee shall be treated as confidential and is being entered into by the Guarantor and Guaranteed Parties solely in connection with the entry by Buyer into the Transaction Agreement. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (other than the Transaction Agreement and any documents or instruments delivered in connection herewith or therewith), except with the written consent of the Guarantor; provided, however that no such written consent shall be required for any disclosure of this Limited Guarantee (i) to the extent required by Law, the applicable rules of any national securities exchange or if requested by any Governmental Authority, (ii) in connection with any filings required by the Transaction Agreement or (iii) in connection with any Proceeding to this Limited Guarantee or the Transaction Agreement or the Transactions. The foregoing notwithstanding, this Limited Guarantee may be provided to the Sellers if each Seller agrees to treat this letter as confidential except to the extent required by Applicable Law.

14.            Governing Law; Consent to Jurisdiction; Arbitration; Waiver of Jury Trial. Sections 10.07 (Governing Law), 10.08 (Jurisdiction; Arbitration; Forum) and 10.09 (Waiver of Jury Trial) of the Transaction Agreement shall apply mutatis mutandis to this Limited Guarantee.

15.            Severability. If any condition, term or other provision of this Limited Guarantee is invalid, illegal, or incapable of being enforced by any legal requirement or public policy, all other conditions, terms or provisions of this Limited Guarantee shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, however, that the Fee Obligations may not be enforced without giving effect to the Cap and both the Fee Obligations and the Damages Obligations may not be enforced without giving effect to the provisions of Section 8. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first written above.

SIR JAMES ARTHUR RATCLIFFE

/s/ Sir James Arthur Ratcliffe

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Manchester United plc

By:	/s/ Patrick Stewart
Name:	Patrick Stewart
Title:	Chief Executive Officer and General Counsel

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

KEGT Holdings LLC

By: Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Edward S. Glazer Irrevocable Exempt Trust

By:	/s/ Edward S. Glazer
	Name:	Edward S. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

RECO Holdings LLC

By: Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

SCG Global Investment Holdings LLC

By: Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie S. Glazer Kassewitz
	Name:	Darcie S. Glazer Kassewitz
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Guarantee as of the date first written above.

Hamilton TFC LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Limited Guarantee]